UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Quipt Home Medical Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

74880P104

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74880P104	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON Claret Asset Management Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 4,114,394
	6.	SHARED VOTING POWER —
	7.	SOLE DISPOSITIVE POWER 4,114,394
	8.	SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,114,394
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.56%
12.	TYPE OF REPORTING PERSON IA

CUSIP No. 74880P104	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Quipt Home Medical Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1019 Town Drive, Wilder, KY 41076

Item 2(a).	Name of Person Filing:

Claret Asset Management Corporation (“CAMC”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

900 de Maisonneuve O., Suite 1900, Montreal, Quebec, Canada H3A 0A8

Item 2(c).	Citizenship:

Quebec, Canada

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP Number:

74880P104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), indicate type of person filing.

☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

Item 4.	Ownership.

(a) Amount beneficially owned: 4,114,394

(b) Percent of class: 11.56%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:4,114,394

(ii) Shared power to vote or direct the vote:

(iii) Sole power to dispose or to direct the disposition of: 4,114,394

(iv) Shared power to dispose or to direct the disposition of:

CUSIP No. 74880P104	13G	Page 4 of 5 Pages

Percent of class is based on (i) the number of Common Shares that may be deemed to be beneficially owned by CAMC as of December 31, 2022, and (ii) the number of Common Shares outstanding as of December 23, 2022 (35,605,280 shares) as reported by the Issuer in its Management’s Discussion and Analysis included as an exhibit to its Form 40-F filed with the Securities and Exchange Commission on December 23, 2022.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other persons have the right to receive proceeds from the sale of securities reflected herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2023	Claret Asset Management Corporation

	By:	/s/ Monique Gravel
	Name:	Monique Gravel
	Title:	Chief Executive Officer